UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. _)*

AutoInfo, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

052777109
(CUSIP Number)

March 5, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	052777109	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter H. Kamin Revocable Trust Peter H. Kamin Childrens Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Peter H. Kamin Revocable Trust– Massachusetts Peter H. Kamin Childrens Trust – Massachusetts
NUMBER OF SHARES	5	SOLE VOTING POWER Peter H. Kamin Revocable Trust – 1,200,000 Peter H. Kamin Childrens Trust – 604,900
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER: Peter H. Kamin Revocable Trust – 1,200,000 Peter H. Kamin Childrens Trust – 604,900
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,804,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:		5.3%
12	TYPE OF REPORTING PERSON: IN		IN

CUSIP No .	052777109	Page 3 of 5

Item 1(a).	Name of Issuer:

AutoInfo, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
6413 Congress Ave., Suite 260
Boca Raton, Florida 33487

Item 2(a).	Name of Person Filing:

Peter H. Kamin Revocable Trust
Peter H. Kamin Childrens Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

One Avery Street, 17B, Boston, MA 02111

Item 2(c).	Citizenship:

The reporting entities are organized under Massachusetts law.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

052777109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

The person is not listed in Items 3 (a) through 3 (j)

CUSIP No .	052777109	Page 4 of 5

Item 4.	Ownership.

Ownership information is provided as of:

(a)	Amount beneficially owned:

Mr. Kamin is the owner of 1,804,900 shares of Common Stock.

Mr. Kamin beneficially owns 1,804,900 shares of Common Stock, which represents approximately 5.3% of the shares of Common Stock issued and outstanding. This percentage is determined by dividing the number of shares beneficially held by Mr. Kamin by 34,216,136, the number of shares of Common Stock issued and outstanding as of September 30, 2012, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

(b)	Percent of class:

Mr. Kamin may direct the vote and disposition of 1,804,900 shares of Common Stock.

CUSIP No .	052777109	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2013
(Date)

/s/ Peter H. Kamin
(Signature)